UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Day One Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D109

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. AI Day1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,929,322 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,929,322 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on the sum of (i) 87,760,456 shares of Common Stock issued and outstanding as of July 31, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2024 and (ii) 10,551,718 shares of Common Stock issued on August 1, 2024 in the Private Placement (as defined below).

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on the sum of (i) 87,760,456 shares of Common Stock issued and outstanding as of July 31, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 2, 2024 and (ii) 10,551,718 shares of Common Stock issued on August 1, 2024 in the Private Placement.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on the sum of (i) 87,760,456 shares of Common Stock issued and outstanding as of July 31, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 2, 2024 and (ii) 10,551,718 shares of Common Stock issued on August 1, 2024 in the Private Placement.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on the sum of (i) 87,760,456 shares of Common Stock issued and outstanding as of July 31, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 2, 2024 and (ii) 10,551,718 shares of Common Stock issued on August 1, 2024 in the Private Placement.

CONTINUATION PAGES TO AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D is being filed by AI Day1 LLC (“AI Day1”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Day One Biopharmaceuticals, Inc. (the “Issuer”).

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 9, 2021, as amended by supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 21, 2022, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 12, 2023 and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 20, 2023 (together, the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On July 30, 2024, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and accredited investors (including AI Day1) (the “Purchasers”), pursuant to which the Issuer agreed to sell and issue to the Purchasers in a private placement (the “Private Placement”) an aggregate of (i) 10,551,718 shares of Common Stock at a purchase price of $14.50 per share and (ii) pre-funded warrants (“Warrants”) to purchase up to an aggregate of 1,517,241 shares of Common Stock at a purchase price of $14.4999 per Warrant. Each Warrant has an exercise price of $0.0001 per share of Common Stock, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants are exercisable at any time after their original issuance and will not expire.

The Warrants issued in the Private Placement provide that the holder of the Warrants will not have the right to exercise any portion of its Warrants if such holder, including together with its direct or indirect affiliates, any person acting or who could be deemed to be acting as a group together with the holder, and any other persons whose beneficial ownership of the Common Stock would our could be aggregated with the holder’s for the purposes of Section 13(d) or Section 16 of the Exchange Act, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise; provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving 61 days’ notice to the Issuer, but not to exceed any percentage in excess of 19.99%.

Pursuant to the Securities Purchase Agreement, on August 1, 2024, AI Day1 purchased Warrants to purchase 827,586 shares of Common Stock at an aggregate price of $11,999,914.24. AI Day1 funded this purchase using capital contributed from affiliated entities, which funded that capital with cash on hand.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 99.10 and incorporated herein by reference.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following at the end thereof:

Mr. Daniel Becker was not nominated for re-election to the Issuer’s board of directors at the Issuer’s 2024 Annual Meeting of stockholders, held on May 23, 2024.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a), (b) and (c) is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

12,929,322 shares of Common Stock and Warrants to purchase 827,586 shares of Common Stock are owned directly by AI Day1 and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI Day1, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and controls a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI Day1), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Securities Purchase Agreement

In connection with the Private Placement, the Issuer and the Purchasers (including AI Day1) entered into the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell and issue to AI Day1, and AI Day1 agreed to purchase, Warrants to purchase an aggregate of 827,586 shares of Common Stock, at a purchase price of $14.4999 per Warrant.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 99.10 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Issuer and the Purchasers (including A1 Day1) entered into a registration rights agreement, dated August 1, 2024 (the “Registration Rights Agreement”), providing for the registration for resale of the shares of Common Stock and the shares of Common Stock underlying the Warrants issued in the Private Placement.

The Registration Rights Agreement requires the Issuer to prepare and file a registration statement (the “Registration Statement”) with the SEC promptly, and in any event within 30 days of the closing of the Private Placement, and to use commercially reasonable efforts to have the Registration Statement declared effective within 75 days (provided that if the Registration Statement is an automatically effective shelf registration statement, or a prospectus supplement to an automatically effective shelf registration statement, it shall become effective upon filing with the SEC pursuant to Rule 462(e) of the Securities Act of 1933, as amended). In connection with the filing of the Registration Statement, AI Day1 intends to waive all of its registration rights under the amended and restated investors’ rights agreement, dated February 1, 2021, among the Issuer, AI Day1 and certain other stockholders of the Issuer (the “Investors’ Rights Agreement”) with respect to the Issuer’s securities, the filing of the Registration Statement and any offer, issuance or sale of securities pursuant to the Registration Statement, and in connection therewith, any notice or other procedural requirements with respect to such rights required under the Investors’ Rights Agreement. The Registration Rights Agreement also requires the Issuer to grant the Purchasers customary indemnification rights in connection with the Registration Rights Agreement. The Purchasers have also granted the Issuer customary indemnification rights in connection with the Registration Statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.11 and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit	Description

99.10	Securities Purchase Agreement, dated as of July 30, 2024, by and among Day One Biopharmaceuticals, Inc. and the investors identified therein (incorporated by reference to Exhibit 10.1 to Day One Biopharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2024)

99.11	Registration Rights Agreement, dated as of August 1, 2024, by and among Day One Biopharmaceuticals, Inc. and the investors identified therein (incorporated by reference to Exhibit 10.2 to Day One Biopharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2024)

99.12	Joint Filing Agreement, dated as of August 1, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024

AI DAY1 LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact